UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) SA ("Company") hereby informs to its shareholders and to the market that it has terminated the agreement executed on December 8, 2015, with BRASIL PLURAL CORRETORA DE CAMBO, TITULOS E VALORES MOBILIÁRIOS S.A. to provide market maker services for the Company´s share deposit certificates (“Units”) traded under ticker SANB11 at B3 – Brasil, Bolsa, Balcão S.A., which will carry out its activities until December 29, 2017.

In replacing, the Company hired BTG PACTUAL CORRETORA DE TITULOS E VALORES MOBILIÁRIOS S.A., a Brazilian corporation with headquarters in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, n. 3477, 14th floor, part, enrolled with the Brazilian Corporate Taxpayer ID CNPJ/MF n° 43.815.158/0001-22. The contract shall be valid for 12 months counted as of January 2, 2018, and may be automatically renewed for the same terms, or terminated by any of the parties trough delivery of a written previous communication within 30 days from the termination date, without any penalties to the Company or to the market maker.

The Company informs that, on November 30, 2017, the free float is comprised of 25,621,338 common shares, 53,425,753 preferred shares and 345,063,222 Units and it has not entered into any agreement with the market maker ruling the performance of voting rights or purchase and sale of securities of its issuance. The hiring of a market maker strengthen the commitment of the Company with its investors.

São Paulo, December 28, 2017.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 28, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer